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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                      COMTECH TELECOMMUNICATIONS CORPORATION
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                                 (Name of Issuer)

                        COMMON STOCK OF PAR $.10 PER SHARE
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                          (Title of Class of Securities)

                                    205826 209
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                                   (CUSIP Number)


   GAIL SEGUI   105 BAYLIS ROAD, MELVILLE, NEW YORK 11747    (516) 777-8900
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  OCTOBER 1996
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].
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                                 SCHEDULE 13D

[CUSIP No.   205826 209    ]                                 Page 1  of 3  Pages

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Fred Kornberg    ###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [_]

                                                                         (b) [_]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.
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                     7  SOLE VOTING POWER

                        155,000
 NUMBER OF          ------------------------------------------------------------
  SHARES             8  SHARED VOTING POWER
BENEFICIALLY            -0-
 OWNED BY           ------------------------------------------------------------
   EACH              9  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                155,000
   WITH             ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    155,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.9%
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14  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                AMENDMENT NO. 3
                                      TO
                                 SCHEDULE 13D


        The information provided below represents amendments or additions to the information provided in the Schedule 13D and amendments previously filed by Mr. Kornberg. The purpose of this Amendment No. 3 is to report the acquisition by Mr. Kornberg of the beneficial ownership of certain additional shares of common stock and the exercise of previously reported stock options.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The aggregate purchase price for the 29,000 shares, the acquisition of which is reported in this Amendment No. 3, was $73,440.00. The source of the purchase price was the personal funds of Mr. Kornberg.

ITEM 4.         PURPOSE OF TRANSACTION

        Hold acquired shares for investment purposes.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

        (a)     See page 2 of cover page.
        (b)     See page 2 of cover page.
        (c)     See Schedule I.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


3/25/97                                 /s/ Fred Kornberg
------------                            --------------------------
Date                                    Signature


                                        Fred Kornberg
                                        --------------------------
                                        Name




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                                                        SCHEDULE I



                TRANSACTION REFERRED TO IN THIS AMENDMENT NO. 3

        Date    Number of Shares        Price per Share         Total Cost
        ----    ----------------        ---------------         ----------

        10/12/95        3,000                   $2.94           $8,820.00
        12/21/95        2,000                    2.31            4,620.00
       *08/29/96        4,000                    2.50           10,000.00
       *09/30/96        5,000                    2.50           12,500.00
       *10/11/96        5,000                    2.50           12,500.00
       *10/18/96       10,000                    2.50           25,000.00

              Total:   29,000                           Total: $73,440.00
                       ------                                  ----------

        * These transactions were the exercise of employee incentive stock options that had been granted to Mr. Kornberg previously.